SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period January 25, 2006 to February 21, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release confirming cash distribution for March 15, 2006 and providing an update on Canadian and U.S. tax.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

February 21, 2006	By:

Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR
MARCH 15, 2006 AND PROVIDES AN UPDATE ON CANADIAN AND U.S.TAX
(Calgary February 17, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today confirmed its March 15, 2006 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is February 27, 2006. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of March 1, 2006.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.22 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1551. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of January, 2006. Cash distributions paid over the past 12 months now total Cdn $2.84 per trust unit or approximately U.S. $2.39 per trust unit.
UPDATE ON AVAILABILITY OF 2005 TAX INFORMATION:
Pengrowth reports that distributions paid in Canada during the 2005 calendar year were 80 percent taxable and 20 percent tax deferred. Canadian beneficial unitholders who received distributions in 2005 outside an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2006.
Pengrowth advises that a U.S. tax information package, which includes a Substitute Schedule K-1 form, will be mailed to U.S. beneficial unitholders who owned Pengrowth units during 2005 on or about March 1, 2006. Please note that a general tax information package will be available on the Pengrowth website within the same period.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191